Exhibit 1.02

EXHIBIT 1.02 – CONFLICT MINERALS REPORT

China Mobile Limited

Conflict Minerals Report

For The Year Ended December 31, 2013

This Conflict Minerals Report for China Mobile Limited (together with its consolidated subsidiaries, “China Mobile,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1 to December 31, 2013 (the “Reporting Period”).

I. Background

A. Identification of Products Containing Conflict Minerals

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules promulgated by the United States Securities and Exchange Commission (“SEC”) thereunder (collectively, the “Conflict Minerals Rule”) impose disclosure and due diligence requirements on SEC-reporting issuers that manufacture or contract to manufacture products that contain “conflict minerals” that are necessary to the functionality or production of those products. Conflict minerals are defined under the Conflict Minerals Rule to include tin, tantalum, tungsten and gold.

China Mobile is a telecommunications services provider, operating mainly in the People’s Republic of China. In its ordinary course of business, China Mobile and its subsidiaries engage in the sale of certain mobile telecommunications equipment and terminals (“Products”). No Products are manufactured by China Mobile, but some Products are contracted by China Mobile Group Device Company Limited (“China Mobile Device”), a wholly-owned subsidiary of China Mobile, to be manufactured by third parties. See “Product Description”. China Mobile has determined that “conflict minerals” (also referred to herein as “3TG”) are necessary to the functionality or production of certain Products contracted by China Mobile to be manufactured, on or after January 1, 2013.

B. Reasonable Country of Original Inquiry

China Mobile has conducted an inquiry that was designed to determine whether any of the 3TG in Products originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country as defined in the instructions to Form SD (collectively together with the DRC, the “Covered Countries”) or is from recycled or scrap sources. As China Mobile is a downstream supplier of finished products and does not purchase from, and has no established commercial relationships with, smelters or refiners of conflict minerals, China Mobile’s reasonable country of origin inquiry (“RCOI”) focused on its direct suppliers. China Mobile was able to identify all of its direct suppliers of products containing 3TG that have been contracted by China Mobile to be manufactured by third parties. There were nine such direct suppliers during the Reporting Period.

For the RCOI survey, China Mobile adopted the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “Conflict Minerals Reporting Template”) published by the Conflict-Free Sourcing Initiative (“CFSI”) (formally known as EICC/GeSI template). China Mobile sent the template to the nine identified direct suppliers and received responses from all nine suppliers. From the result of the RCOI survey, we did not obtain knowledge that any conflict minerals used in Products originated in the DRC or an adjoining country and are not from recycled or scrap sources, but we had reason to believe that conflict minerals used in Products may have originated in the DRC or an adjoining country and reason to believe that they may not be from recycled or scrap sources. Accordingly, as required by Item 1.01(c) of Form SD, we conducted due diligence on the source and chain of custody of the conflict minerals contained in Products supplied to us by our direct suppliers for the Reporting Period.

II. Due Diligence

A. Design of Due Diligence

China Mobile has undertaken measures to exercise due diligence on the source and chain of custody of the 3TG in Products. China Mobile’s conflict minerals due diligence measures are being designed in conformance with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition 2013 (the “OECD Guidance”), an internationally recognized due diligence framework, as applicable for tin, tantalum, tungsten, gold and “downstream companies,” as such term is defined in the OECD Guidance.

The OECD Guidance sets forth the following five steps for establishing a responsible supply chain: (i) establishing strong company management systems, (ii) identifying and assessing risks in the supply chain, (iii) designing and implementing a strategy to respond to identified risks, (iv) carrying out independent third party audit of supply chain due diligence at identified points in the supply chain, and (v) reporting annually on supply chain due diligence.

B. Due Diligence Measures

(i)	Establish strong company management systems:

a.	China Mobile intends to adopt a company conflict minerals policy and communicate this policy to China Mobile’s suppliers and other stakeholders in 2014, and to establish an internal committee in 2014 for conflict minerals in order to supervise and enforce the process of supply chain due diligence. The internal committee for conflict minerals will be comprised of individuals from various areas within the company, including personnel from China Mobile’s Legal Department and personnel involved in China Mobile’s supply chain processes.

b.	China Mobile’s guidelines for conflict minerals due diligence procedures will be communicated to China Mobile group companies.

(ii)	Identify and assess risks in the supply chain:

a.	China Mobile Device is an entity engaging in the procurement and distribution of mobile telephones, tablets and other devices. China Mobile has requested the direct suppliers from which China Mobile Device procured any Product to respond to the RCOI survey.

b.	As discussed above under “Background – Reasonable Country of Original Inquiry,” China Mobile adopted the Conflict Minerals Reporting Template published by CFSI for purposes of the RCOI survey. In assessing the risk to its supply chain, China Mobile concluded that because suppliers of Products containing 3TG provided incomplete information regarding metal origins and conflict-free sourcing, there was risk that the 3TG may have originated in the Covered Countries and may not have originated from recycled or scrap sources.

(iii)	Design and implement a strategy to respond to identified risks:

a.	China Mobile Device has implemented relevant actions to mitigate risks in their supply chains, including following up with direct suppliers to obtain complete responses to the RCOI survey, and verifying the collected responses and inquiring about any discrepancies in the responses provided.

b.	The status of the RCOI survey and due diligence has been reported to China Mobile’s Legal Department, which is considering actions to mitigate the supply chain risks identified, such as those described in “– Risk Mitigation Steps China Mobile Will Take”.

(iv)	Carry out independent third party audit of supply chain due diligence at identified points in the supply chain:

a.	As a downstream supplier of finished products, China Mobile has no direct commercial relationships with smelters. In addition, for production completed during the Reporting Period, China Mobile’s direct suppliers were unable or unwilling to identify smelters or to substantiate that metals came from identified smelters.

b.	China Mobile intends to participate in relevant industry groups to accumulate knowledge on and improve industry best practices on supply chain due diligence.

(v)	Report annually on supply chain due diligence:

a.	China Mobile is reporting annually on its supply chain due diligence by preparing this Conflict Minerals Report to disclose the description of the measures taken to determine the source and chain of custody of any of the necessary conflict minerals contained in China Mobile’s products, as well as the results of China Mobile’s due diligence. This Conflict Minerals Report is available on China Mobile’s corporate website (http://www.chinamobileltd.com/en/ir/sec.php). The content of such website is not a part of this Form SD.

C. Risk Mitigation Steps China Mobile Will Take

The due diligence process discussed above is an ongoing process. At this time, China Mobile intends to take the following actions to improve the due diligence conducted to further mitigate any risk that conflict minerals in Products necessary to the functionality or production of Products could benefit or finance armed groups in the DRC or the other Covered Countries.

(i)	China Mobile intends to participate in relevant industry groups to define and improve industry best practices and improve China Mobile’s influence and leverage over the supply chain in accordance with the OECD Guidance.

(ii)	China Mobile will continue to engage with its direct suppliers and direct them to obtain responses from all lower tier suppliers subject to the RCOI survey, and to improve the content of the RCOI survey responses.

(iii)	China Mobile will communicate its policy regarding conflict minerals to its suppliers and will strive to incorporate such policy into future contract terms and specifications with its suppliers. China Mobile will also explain the procedures of its RCOI survey in the supplier meetings and request suppliers to cooperate with its effort to identify the source of the necessary conflict minerals.

III. Product Description

China Mobile is unable to determine the source of the conflict minerals used in the following Products that it has contracted to be manufactured by third parties:

Product/Model	Description

M601	Mobile Phone

M701	Mobile Phone

M702	Mobile Tablet

M811	Mobile Phone

CM40	Mobile Power Bank

CM408	Mobile Hotspot

CM510	Mobile Hotspot

CM512	Mobile Hotspot

CM311	Mobile Hotspot

CM312	Mobile Hotspot

China Mobile was not able to obtain sufficient information to identify the facilities used to process the necessary conflict minerals in these Products or the country of origin of such necessary conflict minerals. Efforts to determine the mine or location of origin with the greatest possible specificity are part of the RCOI and due diligence conducted by China Mobile, as described above in this report.

IV. Independent Audit

In accordance with the requirements of Rule 13p-1 and applicable guidance from the SEC staff, China Mobile is not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2013.

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